UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Third Quarter 2018 Financial Results

•	Net profit attributable to the Company for the nine-month period of 2018 was $120.5 million, compared with $42.6 million in the same period of 2017.

•	Revenues for the nine-month period increased +8.0% year-over-year to $836.9 million.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 13.6% to $714.4 million in the nine-month period of 2018, compared with $629.1 million in the same period of 2017.

•	Cash available for distribution (“CAFD”) was $132.5 million in the nine-month period of 2018; $42.7 million in the third quarter (+16.5% vs. Q3 2017).

•	Quarterly dividend of $0.36 per share declared by the Board of Directors, representing a +24.1% increase compared with the same quarter of 2017.

•	Announcement of $245 million equity value investments with an estimated CAFD Yield[2] of 13%.

November 5, 2018 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the nine-month period ended September 30, 2018.

Revenues for the third quarter of 2018 were $323.8 million, representing a 10.9% increase compared with the third quarter of 2017.  For the nine-month period of 2018, revenues reached $836.9 million, representing an 8.0% increase compared with the same period of 2017. Further Adjusted EBITDA including unconsolidated affiliates was $271.2 million for the third quarter and $714.4 million for the nine-month period of 2018, representing an increase of 14.8% and 13.6% as compared with the respective periods of 2017.

1 Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the nine-month period ended September 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).
2 For the purposes of the announced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price.

CAFD generation in the nine-month period of the year reached $132.5 million (of which $42.7 million was generated in the third quarter of 2018), compared with $132.1 million in the same period of 2017.

Highlights

	For the three-month period ended September 30,		For the nine-month period ended September 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Revenue	$323,812	$291,964	$836,925	$775,179
Profit for the period attributable to the Company	53,162	29,969	120,512	42,582
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	271,188	236,252	714,447	629,142
Net cash provided by operating activities	175,127	223,010	338,333	327,290
CAFD[4]	42,728	36,690	132,465	132,144

3 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation in the nine-month period ended September 30, 2017 (see reconciliation on page 17).
4 CAFD for the nine-month period ended September 30, 2017 included $10.4 million of ACBH dividend compensation (see reconciliation on page 18).

Key Performance Indicators

	As of and for the nine-month period ended September 30,
	2018	2017
Renewable energy
MW in operation[5]	1,446	1,442
GWh produced[6]	2,555	2,577
Efficient natural gas
MW in operation	300	300
GWh produced	1,714	1,787
Electric Availability (%)[7]	99.5%	100.4%
Electric transmission lines
Miles in operation	1,099	1,099
Availability (%)[8]	100.0%	97.5%
Water
Mft[3] in operation[5]	10.5	10.5
Availability (%)[8]	101.8%	102.3%

Segment Results

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2018	2017
Revenue by geography
North America	$294,625	$270,037
South America	91,807	90,005
EMEA	450,493	415,137
Total revenue	$836,925	$775,179

5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Includes curtailment production in wind assets for which we receive compensation.
7 Electric availability refers to operational MW over contracted MW with PEMEX.
8 Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
Further Adjusted EBITDA incl. unconsolidated affiliates by geography	2018	2017
North America	$272,157	$243,289
South America	76,234	84,174
EMEA	366,056	301,679
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$714,447	$629,142

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2018	2017
Revenue by business sector
Renewable energy	$652,135	$594,476
Efficient natural gas	95,355	89,653
Electric transmission lines	71,920	71,064
Water	17,515	19,986
Total revenue	$836,925	$775,179

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$565,915	$462,607
Efficient natural gas	71,724	79,969
Electric transmission lines	60,447	68,649
Water	16,361	17,917
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$714,447	$629,142

Our renewable assets generated solid operating results during both the three and the nine-month periods ended September 30, 2018:

•
The U.S. solar portfolio delivered a strong performance during the third quarter of 2018, with increased production from both Solana and Mojave. The capacity factor for the third quarter of 2018 reached 38.9%, which represents a record performance for the U.S. solar portfolio in a third quarter.

•
Production in Spain for the nine month period ended September 30, 2018 decreased due to lower solar radiation, particularly during the second quarter of 2018. However, impact on revenues was limited, since most of the revenues are based on the availability of assets and not their actual production.

•
The operating performance in Kaxu (South Africa) continued to be solid during the first nine months of 2018, reaching a capacity factor of 31.3% (compared with 19.4% for the nine-month period ended September 30, 2017).

•	Finally, production in our wind assets in the nine months ended September 30, 2018 was in line with the same period in 2017.

Regarding Atlantica’s availability-based assets, they continue to deliver solid performance with high availability levels in ACT, in transmission lines and in water assets.

Liquidity and Debt

As of September 30, 2018, cash at the Atlantica Yield corporate level was $135.1 million.

As of September 30, 2018, net project debt was $4,605.1 million ($4,954.3 million as of December 31, 2017) and net corporate debt was $506.7 million ($494.6 million as of December 31, 2017).  The net corporate debt / CAFD pre-corporate debt service ratio9 was 2.3x as of September 30, 2018.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

CAFD pre-corporate debt service is calculated as Cash Available For Distribution plus interest paid by Atlantica Yield.

9 Net corporate leverage calculated as corporate net debt divided by midpoint guidance for Cash Available For Distribution for the year 2018 before corporate debt service.

Delivering on Atlantica’s Accretive Growth Strategy

Atlantica Yield announced several accretive investments totaling approximately $245 million in equity value with an estimated CAFD Yield10 of 13%.

Santiago Seage, Atlantica Yield CEO, said: “We are committed to deliver sustainable accretive CAFD growth over the next years. The acquisitions announced today represent an attractive fit in our portfolio and value proposition. All of them have long-term USD denominated contracts with creditworthy off-takers and are located in countries where we are already present”. He continued, “most importantly, today’s announcement demonstrates that Atlantica Yield has access to several attractive sources of growth. We have announced two organic growth opportunities in transmission assets, we have agreed to purchase one of the assets included in our ROFO agreement and we have agreed the acquisition of two assets from third parties”.

The transactions announced today by Atlantica Yield are summarized as follows:

1.	Organic Growth: expansion of current assets

ATN Expansion 1

Atlantica Yield reached an agreement to acquire a 220-kV power substation and two transmission lines in Peru, signed in October 2018. The substation will connect the Shahuindo mine to Atlantica’s ATN line. The asset has a US dollar-denominated 15-year contract in place with the Shahuindo mine, a fully owned subsidiary of Tahoe Resources (TSX and NYSE listed). The closing of the transaction is subject to the asset reaching commercial operation date (“COD”), which is expected in December 2018.

ATN Expansion 2

Atlantica Yield reached a preliminary agreement to acquire certain transmission assets in Peru.  These assets are in operation and will receive revenue denominated in US dollars.  Atlantica’s investment is estimated at approximately $20 million. The final purchase agreement has not been signed yet. Additionally, the closing of the acquisition is subject to the approval by the Peruvian Competition Authorities.

10 For the purposes of the announced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price.

2.	Third Party Assets

“Chile TL3” transmission line

Atlantica Yield reached a preliminary agreement to acquire a transmission line in operation located in Chile. The total investment to be made by Atlantica Yield is estimated at approximately $10 million. The asset generates revenues under the regulation in place in Chile, denominated in US dollars and indexed to US and Chilean inflation rates. The final purchase agreement has not been signed yet.

PTS (Pemex Transportation System)

Agreement signed in October 2018 to acquire PTS, a natural gas transportation platform located in the Gulf of Mexico, currently under construction, with an installed compression capacity of 450 million standard cubic feet per day, located in the basin of origin of the natural gas delivered to Atlantica’s ACT efficient natural gas plant. The service agreement signed with Pemex is an 11-year “take-or-pay” agreement starting in 2020 with a possibility of a future extension.  Atlantica Yield will also count on AAGES’ support until the asset reaches COD, which is expected in late 2019 or early 2020.

As per the agreement, the asset will be acquired in different stages. In October 2018, Atlantica acquired a 5% ownership in the project; once the project enters in operation, it will acquire an additional 65%; finally, the Company will acquire the remaining 30% one year after COD, subject to final approvals. The total equity investment is estimated to amount to approximately $150 million.

3.	ROFO agreements

Tenes water desalination plant

Preliminary agreement for the acquisition under our original ROFO agreement of a 51% stake in Tenes, a water desalination plant in Algeria. Atlantica Yield and the seller are currently in negotiations under the ROFO agreement. The final share purchase agreement has not been signed yet.

Tenes has a capacity to desalinate 7 million cubic feet of water a day.  The asset’s contract with Sonatrach and ADE has a remaining term of 22 years.  We estimate the investment to amount to approximately $24 million.  The acquisition is subject to the approval by the Algerian Administration. At this stage, we cannot guarantee the final approval nor the expected timing of such approval.

4.	Other

Finally, on September 30, 2018, we invested $24.4 million in our ATN2 transmission line by prepaying a high cost tranche of US dollar denominated project debt, as previously announced.

Dividend

On October 31, 2018, the Board of Directors of Atlantica Yield approved a dividend of $0.36 per share which represents a 24.1% increase with respect to the third quarter of 2017.  This dividend is expected to be paid on December 14, 2018 to shareholders of record as of November 30, 2018.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, November 5, at 4:30 pm ET.

In order to access the conference call participants should dial: +1 646-828-8143 (US), +44 (0) 330 336 9105 (UK) or +1 647 794 1827 (Canada), followed by the confirmation code 1015763.  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will meet with investors in New York and Boston on November 6 and 7, 2018 respectively, as part of a non-deal roadshow.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F, for a more complete discussion of the factors that could affect us.

Important risks, uncertainties and other factors that could cause these differences include, but are not limited to: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all. Our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; our ability to renew the Abengoa ROFO Agreement after June 2019. The Abengoa ROFO Agreement has an initial term of five years and expires in June 2019. We will be able to unilaterally extend the term of the Abengoa ROFO Agreement as many times as desired for an additional three-year period, provided that we have executed at least one acquisition in the previous two years after having been offered at least four projects; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; failure to close acquisitions recently announced; failure to meet our estimated returns and cash available for distribution estimations in acquisitions recently announced in relation to this, the acquisitions we have announced have an estimated CAFD Yield of 13%. For the purposes of the annouced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date; failure of recently built assets to perform as expected, including acquisitions recently announced of assets which are currently under construction; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; isufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our assets; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all projects and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa’s financial condition or negative impact potentially caused by Abengoa’s financial plan announced on September 30, 2018, including potential negative impacts in our assets; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; changes in our tax position and greater than expected tax liability, including in Spain; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with one of our current largest shareholders; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform and potential changes in tax regulation in other jurisdictions; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2017 filed on Form 20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this press release are estimates as of March 7, 2018. These estimates are based on assumptions believed to be reasonable as of that date, when Atlantica Yield published its FY 2017 Financial Results. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH. Further Adjusted EBITDA for the first quarter of 2017 includes compensation received from Abengoa in lieu of ACBH dividend.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Revenue	$323,812	$291,964	$836,925	$775,179
Other operating income	27,156	16,186	112,214	56,499
Raw materials and consumables used	(378)	(4,069)	(7,652)	(11,209)
Employee benefit expenses	(5,478)	(4,993)	(15,793)	(13,252)
Depreciation, amortization, and impairment charges	(83,502)	(80,720)	(243,799)	(236,431)
Other operating expenses	(76,107)	(64,888)	(217,333)	(193,673)
Operating profit/(loss)	$185,503	$153,480	$464,562	$377,113
Financial income	(268)	643	36,603	1,131
Financial expense	(100,234)	(105,874)	(306,340)	(308,570)
Net exchange differences	(116)	(1,331)	1,032	(4,294)
Other financial income/(expense), net	(1,452)	(5,185)	(11,139)	1,302
Financial expense, net	$(102,070)	$(111,747)	$(279,844)	$(310,431)
Share of profit/(loss) of associates carried under the equity method	1,781	1,624	4,690	3,700
Profit/(loss) before income tax	$85,214	$43,357	$189,408	$70,382
Income tax	(28,049)	(12,482)	(59,068)	(25,330)
Profit/(loss) for the period	$57,165	$30,875	$130,340	$45,052
Loss/(profit) attributable to non-controlling interests	(4,003)	(906)	(9,828)	(2,470)
Profit/(loss) for the period attributable to the Company	$53,162	$29,969	$120,512	$42,582
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.53	$0.30	$1.20	$0.42

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2018	As of December 31, 2017
Non-current assets
Contracted concessional assets	$8,606,943	$9,084,270
Investments carried under the equity method	54,776	55,784
Financial investments	52,947	45,242
Deferred tax assets	160,106	165,136
Total non-current assets	$8,874,772	$9,350,432
Current assets
Inventories	$18,785	$17,933
Clients and other receivables	297,258	244,449
Financial investments	237,080	210,138
Cash and cash equivalents	744,636	669,387
Total current assets	$1,297,759	$1,141,907
Total assets	$10,172,531	$10,492,339
Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,066,018	2,163,229
Other reserves	105,959	80,968
Accumulated currency translation differences	(59,931)	(18,147)
Retained Earnings	(363,605)	(477,214)
Non-controlling interest	134,768	136,595
Total equity	$1,893,231	$1,895,453
Non-current liabilities
Long-term corporate debt	$622,433	$574,176
Long-term project debt	4,908,678	5,228,917
Grants and other liabilities	1,653,451	1,636,060
Related parties	78,734	141,031
Derivative liabilities	266,884	329,731
Deferred tax liabilities	251,479	186,583
Total non-current liabilities	$7,781,659	$8,096,498
Current liabilities
Short-term corporate debt	19,352	68,907
Short-term project debt	305,997	246,291
Trade payables and other current liabilities	133,632	155,144
Income and other tax payables	38,660	30,046
Total current liabilities	$497,641	$500,388
Total equity and liabilities	$10,172,531	$10,492,339

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Profit/(loss) for the period	57,165	30,875	130,340	45,052
Financial expense and non-monetary adjustments	196,967	188,647	494,829	528,408
Profit for the period adjusted by financial expense and non-monetary adjustments	$254,132	$219,522	$625,169	$573,460
Variations in working capital	(49,793)	32,464	(97,020)	(47,503)
Net interest and income tax paid	(29,212)	(28,976)	(189,816)	(198,667)
Net cash provided by/(used in) operating activities	$175,127	$223,010	$338,333	$327,290
Investment in contracted concessional assets[11]	(1,606)	(4,812)	61,084	(7,506)
Other non-current assets/liabilities	(11,144)	(4,041)	(22,506)	(6,609)
Acquisitions of subsidiaries	-	-	(9,327)	-
Dividends received from entities under the equity method	4,432	2,454	4,432	2,454
Other investments	-	2,686	2,521	27,361
Net cash provided by/(used in) investing activities	$(8,318)	$(3,713)	$36,204	$15,700

Net cash provided by/(used in) financing activities	$(74,495)	$(48,805)	$(282,093)	$(172,507)

Net increase/(decrease) in cash and cash equivalents	$92,314	$170,492	$92,444	$170,483
Cash and cash equivalents at beginning of the period	657,212	614,312	669,387	594,811
Translation differences in cash or cash equivalent	(4,890)	9,290	(17,195)	28,800
Cash and cash equivalents at end of the period	$744,636	$794,094	$744,636	$794,094

11 Includes proceeds of $60.8 million received at Solana from Abengoa in relation to the consent with the DOE.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$53,162	$29,969	$120,512	$42,582
Profit attributable to non-controlling interest	4,003	906	9,828	2,470
Income tax	28,049	12,482	59,068	25,330
Share of loss/(profit) of associates carried under the equity method	(1,781)	(1,624)	(4,690)	(3,700)
Financial expense, net	102,070	111,747	279,844	310,431
Operating profit	$185,503	$153,480	$464,562	$377,113
Depreciation, amortization, and impairment charges	83,502	80,720	243,799	236,431
Dividend from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Further Adjusted EBITDA	$269,005	$234,200	$708,361	$623,927
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,183	2,052	6,086	5,215
Further Adjusted EBITDA including unconsolidated affiliates	$271,188	$236,252	$714,447	$629,142

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$175,127	$223,010	$338,333	$327,290
Net interest and income tax paid	29,212	28,976	189,816	198,667
Variations in working capital	49,793	(32,464)	97,020	47,503
Other non-cash adjustments and other	14,873	14,678	83,192	50,467
Further Adjusted EBITDA	$269,005	$234,200	$708,361	$623,927
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,183	2,052	6,086	5,215
Further Adjusted EBITDA including unconsolidated affiliates	$271,188	$236,252	$714,447	$629,142

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$53,162	$29,969	$120,512	$42,582
Profit attributable to non-controlling interest	4,003	906	9,828	2,470
Income tax	28,049	12,482	59,068	25,330
Share of loss/(profit) of associates carried under the equity method	(1,781)	(1,624)	(4,690)	(3,700)
Financial expense, net	102,070	111,747	279,844	310,431
Operating profit	$185,503	$153,480	$464,562	$377,113
Depreciation, amortization, and impairment charges	83,502	80,720	243,799	236,431
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,183	2,052	6,086	5,215
Further Adjusted EBITDA including unconsolidated affiliates	$271,188	$236,252	$714,447	$629,142
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,183)	(2,052)	(6,086)	(5,215)
Dividends from equity method investments	4,432	2,454	4,432	2,454
Non-monetary items	(14,755)	(13,005)	(84,223)	(35,788)
Interest and income tax paid	(29,212)	(28,976)	(189,816)	(198,667)
Principal amortization of indebtedness	(13,025)	(20,330)	(101,700)	(96,380)
Deposits into/ withdrawals from restricted accounts	(24,388)	(26,581)	(36,986)	(27,181)
Change in non-restricted cash at project level	(92,027)	(143,982)	(65,610)	(104,389)
Dividends paid to non-controlling interests	(2,958)	(2,837)	(9,745)	(4,638)
Changes in other assets and liabilities	(54,344)	35,747	(92,248)	(27,194)
Cash Available For Distribution[12]	$42,728	$36,690	$132,465	$132,144

12 CAFD for the nin-month period ended September 30, 2017 includes $10.4 million of ACBH dividend compensation.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: November 5th, 2018